Filed pursuant to Rule 424(b)(3)

Registration No. 333-291007

T. ROWE PRICE ACTIVE CRYPTO ETF

SUPPLEMENT NO. 5 DATED NOVEMBER 4, 2026

TO THE PROSPECTUS DATED JUNE 18, 2026

This prospectus supplement (this “Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of T. Rowe Price Active Crypto ETF, dated June 18, 2026 (the “Base Prospectus” and, as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to revise certain disclosures in the Prospectus as set forth below.

Update to Asset Eligibility under Business of the Fund

The last paragraph under “Asset Eligibility” on page 12 of the Base Prospectus is deleted in its entirety and replaced with the following:

As of October 23, 2026, based on the Sponsor’s assessment of available data, the following crypto assets are considered Eligible Assets (ticker symbols in parenthesis): bitcoin (BTC), ether (ETH), SOL (SOL), XRP (XRP), ada (ADA), AVAX (AVAX), litecoin (LTC), DOT (DOT), Dogecoin (DOGE), HBAR (HBAR), Bitcoin Cash (BCH), LINK (LINK), lumen (XLM), Shiba Inu (SHIB), sui (SUI), HYPE (HYPE), BNB (BNB), zcash (ZEC), NEAR Protocol (NEAR), and Uniswap (UNI). The Fund may invest in other Eligible Assets not listed without prior notice to Shareholders. Shareholders will be informed of any new Eligible Assets on the Fund’s website. The Fund will not invest in any crypto asset that is not an Eligible Asset. Shareholders will be informed of any material changes to the eligibility criteria in a prospectus supplement, the Fund’s periodic reports, or current report on Form 8-K.

Update to The Performance Benchmark (Index) under Business of the Fund

The third paragraph and accompanying table under “The Performance Benchmark (Index)” on pages 12-13 of the Base Prospectus is deleted in its entirety and replaced with the following:

The Performance Benchmark (Index)

As of October 20, 2026, the chart below shows the Index Constituents of the Index and their related blockchains.

Index Constituent	Blockchain	% Weight in Index
BTC	Bitcoin	44.23
ETH	Ethereum	11.91
SOL	Solana	7.74
BNB	Binance Coin	7.54
XRP	Ripple	7.04
ZEC	Zcash	6.45
HYPE	Hyperliquid	5.40
XLM	Stellar	1.97
ADA	Cardano	1.90
NEAR	NEAR Protocol	1.47
DOGE	Dogecoin	1.32

Update to Overview of the Eligible Assets’ Industry

The third paragraph and accompanying table under “Overview of the Eligible Assets’ Industry” on page 14 of the Base Prospectus is deleted in its entirety and replaced with the following:

Prices, market capitalization, and the approximate current supply for each of the Eligible Assets described in this section are as follows:

Crypto Asset Ticker	Market Cap	Closing Price (USD)	Current Circulating Supply
BTC	$1,668,055,839,808	$82,977.60	20,102,484
ETH	$298,607,012,788	$2,444.49	122,155,365
BNB	$97,560,184,548	$741.84	131,511,846
XRP	$84,365,419,394	$1.34	63,129,671,205
SOL	$62,818,203,770	$106.52	589,709,028
ZEC	$21,368,787,890	$1,256.95	17,000,535

Crypto Asset Ticker	Market Cap	Closing Price (USD)	Current Circulating Supply
HYPE	$17,892,198,566	$80.43	222,445,714
DOGE	$12,803,946,864	$0.08	156,433,972,864
LINK	$9,455,871,059	$12.33	766,849,970
ADA	$8,416,946,354	$0.22	37,565,404,869
NEAR	$6,458,191,480	$4.93	1,309,745,528
XLM	$6,403,170,923	$0.18	35,210,794,037
BCH	$5,698,686,940	$283.42	20,106,862
LTC	$4,789,501,693	$61.60	77,747,511
UNI	$4,650,935,030	$7.45	624,570,422
AVAX	$4,332,931,574	$9.76	443,915,564
SUI	$4,242,971,677	$1.03	4,118,270,448
HBAR	$3,739,439,017	$0.08	44,327,157,623
SHIB	$3,022,834,437	$0.00	589,238,295,084,086
DOT	$1,968,007,159	$1.15	1,708,735,088

Source: Artemis, as of October 20, 2026

The following descriptions of Eligible Assets are added to the end of “Overview of the Eligible Assets’ Industry” on page 32 of the Base Prospectus, prior to “Risk Factors”:

NEAR PROTOCOL (NEAR)

NEAR is the native digital asset of NEAR Protocol, an open-source, peer-to-peer blockchain network designed to support smart contracts and decentralized applications (the “NEAR Network”). The NEAR Network launched in 2020. Transactions on the NEAR Network are recorded on a public, distributed ledger (the “NEAR Blockchain”) and validated by a network of validators. The NEAR Network uses a sharded architecture, known as Nightshade, that divides transaction processing and data storage among portions of the network called “shards.” This architecture is designed to permit parallel transaction processing and increase network capacity. The NEAR Network also uses a block production mechanism known as Doomslug, which allows the Near Network to achieve practical finality after just a single round of communication between validators. Both Doomslug and Nightshade are blockchain technologies that are not widely used. Doomslug or Nightshade may not function as intended. In addition, there may be flaws in the cryptography underlying Doomslug or Nightshade, including flaws that impact the functionality of the Near Network or make the network vulnerable to attack, which could negatively impact the value of NEAR.

The NEAR Network uses a proof-of-stake (PoS) consensus mechanism under which validators stake NEAR to participate in producing and validating blocks. Other holders may delegate NEAR to validators through staking pools. Validators and delegators may receive rewards in NEAR for their participation, subject to applicable validator commissions and protocol rules. Validators play a critical role in maintaining the blockchain’s integrity by ensuring that transactions and blocks comply with the network’s rules. Unlike proof-of-work systems, in which miners expend computational resources to compete to produce blocks, the NEAR Network relies on economic incentives associated with staked tokens to support network security.

Development and ongoing support of the NEAR Network involve the NEAR Foundation, protocol developers, and other independent ecosystem contributors. NEAR holders may participate in certain ecosystem governance decisions through House of Stake, a governance framework that uses vote-escrowed NEAR and delegation to facilitate voting on matters within its scope, including economic parameters and treasury-related decisions. Governance participation is distinct from transaction validation, and implementation of changes to the underlying protocol depends on applicable development and network upgrade processes. Despite these contributors’ roles, continued operation of the NEAR Network depends on the participation of dispersed validators and users, and there can be no assurance that any particular contributor will continue to support the network.

NEAR has several uses within the NEAR Network: (1) it is used to pay transaction fees and the computational costs of executing smart contracts; (2) balances denominated in NEAR are maintained to support on-chain data storage under the network’s storage requirements; (3) it can be staked or delegated to validators to help secure the network and earn staking rewards; and (4) it functions as a medium of exchange among network accounts and applications. NEAR also can be converted to fiat currencies, such as the U.S. dollar, at rates determined on crypto asset trading platforms or in individual end-user-to-end-user transactions. Like other crypto assets, the value of NEAR is not backed by any entity or asset, does not represent an ownership interest in any entity, and is determined by supply and demand dynamics.

One billion NEAR tokens were created at the network’s genesis and allocated among community and ecosystem programs, contributors, backers, and foundation-related purposes, subject to applicable release schedules. NEAR does not have a fixed maximum supply. Additional NEAR is issued under the network’s protocol to fund staking rewards and the protocol treasury. Transaction fees are burned, permanently removing the applicable tokens from supply, except to the extent allocated to smart-contract accounts under applicable protocol rules. Accordingly, changes in total supply reflect both new issuance and token burning. Revenues from certain ecosystem services, including NEAR Intents, may be used to purchase NEAR.

Issuance parameters, fee allocations and other economic arrangements may change through applicable governance and protocol upgrade processes.

UNISWAP (UNI)

UNI is the governance token of the Uniswap protocol, an open-source protocol designed to facilitate exchanges of crypto assets through smart contracts rather than a traditional centralized order book (the “Uniswap Protocol”). UNI was introduced in September 2020 as an ERC-20 token on the Ethereum Network. The Uniswap Protocol uses automated market-making arrangements under which liquidity providers deposit assets into smart-contract-based liquidity pools and users exchange assets against those pools according to applicable pricing rules. Liquidity providers may receive a portion of trading fees for supplying assets to the pools. The Uniswap Protocol has been deployed on Ethereum and other blockchain networks, and its functionality varies among protocol versions and deployments.

UNI does not have an independent blockchain or consensus mechanism. Transactions involving UNI on Ethereum are recorded on the Ethereum Blockchain and validated under the Ethereum Network’s consensus rules. Transactions involving versions of UNI on other supported networks depend on the applicable network and, where relevant, bridging arrangements. Ownership of UNI does not confer the right to validate transactions on Ethereum or any other blockchain, and UNI is not the native token used to pay Ethereum transaction fees.

Development of the Uniswap Protocol and related products is supported by Uniswap Labs and other ecosystem contributors. UNI holders may participate in governance by delegating voting power to themselves or other delegates and voting on proposals, subject to applicable proposal thresholds, voting requirements, and execution procedures. Governance authority includes specified controls over treasury expenditures, protocol fee settings, and the issuance of additional UNI. Uniswap Governance operates through DUNI, a Wyoming decentralized unincorporated nonprofit association that provides a legal structure for certain governance activities and arrangements with service providers. Governance authority is limited by the design of the applicable smart contracts and does not permit unrestricted modification of every aspect of each protocol deployment. Continued development and use of the Uniswap Protocol depend on developers, liquidity providers, users, and other participants, and there can be no assurance that any particular contributor will continue to support the protocol.

UNI’s principal function is to facilitate participation in governance of the Uniswap Protocol. UNI also can be transferred among users and converted to fiat currencies, such as the U.S. dollar, at rates determined on crypto asset trading platforms or in individual end-user-to-end-user transactions. Ownership of UNI does not represent an equity interest in Uniswap Labs or an ownership interest in assets held in Uniswap liquidity pools. Ownership of UNI alone does not entitle a holder to liquidity-provider fees or direct distributions of protocol revenue. Like other crypto assets, the value of UNI is not backed by any entity or asset and is determined by supply and demand dynamics, including market expectations regarding the use and governance of the Uniswap Protocol.

One billion UNI tokens were created at genesis. Approximately 60% of the initial supply was allocated to community purposes, including distributions to historical users and liquidity providers, liquidity incentives, and the governance treasury; approximately 21.27% was allocated to team members and future employees; approximately 18.04% to investors; and approximately 0.69% to advisers. Certain allocations were subject to multiyear vesting schedules. UNI does not have a fixed maximum supply of one billion tokens. Its token contract permits additional issuance, subject to applicable governance authority and contractual limits, including a limit of 2% per year.

Following approval of the UNIfication governance proposal in December 2025, protocol fees from enabled Uniswap deployments are collected through smart contracts and may be claimed by participants in exchange for burning a specified amount of UNI. This mechanism permanently removes UNI from supply rather than distributing protocol revenue directly to UNI holders. The amount of UNI burned depends on activity in the applicable deployments, fee settings, and participation in the collection mechanism. Fee activation and related parameters are subject to governance decisions, and there can be no assurance that the mechanism will continue unchanged or increase the value of UNI.

Update to Calculating NAV

The table following the third paragraph under “Calculating NAV” on pages 59-60 of the Base Prospectus is deleted in its entirety and replaced with the following:

Asset	Lukka Digital Asset Median Reference Rate Full Name
ADA	Lukka Digital Asset Median Reference Rate - Cardano - U.S. Dollar
BTC	Lukka Digital Asset Median Reference Rate - Bitcoin - U.S. Dollar
DOT	Lukka Digital Asset Median Reference Rate - Polkadot - U.S. Dollar
ETH	Lukka Digital Asset Median Reference Rate - Ether - U.S. Dollar
LTC	Lukka Digital Asset Median Reference Rate - Litecoin - U.S. Dollar
SOL	Lukka Digital Asset Median Reference Rate - Solana Token - U.S. Dollar
XRP	Lukka Digital Asset Median Reference Rate - Ripple - U.S. Dollar
AVAX	Lukka Digital Asset Median Reference Rate - Avalanche - U.S. Dollar
DOGE	Lukka Digital Asset Median Reference Rate - Dogecoin - U.S. Dollar
HBAR	Lukka Digital Asset Median Reference Rate - Hedera Hashgraph - U.S. Dollar
BCH	Lukka Digital Asset Median Reference Rate - Bitcoin Cash - U.S. Dollar
LINK	Lukka Digital Asset Median Reference Rate - ChainLink - U.S. Dollar
XLM	Lukka Digital Asset Median Reference Rate - Stellar Lumens - U.S. Dollar
SHIB	Lukka Digital Asset Median Reference Rate - SHIBA INU - U.S. Dollar
SUI	Lukka Digital Asset Median Reference Rate - Sui – U.S. Dollar
HYPE	Lukka Digital Asset Median Reference Rate - Hyperliquid - U.S. Dollar
BNB	Lukka Digital Asset Median Reference Rate – Binance Coin - U.S. Dollar
ZEC	Lukka Digital Asset Median Reference Rate – Zcash - U.S. Dollar
NEAR	Lukka Digital Asset Median Reference Rate – NEAR Protocol - U.S. Dollar
UNI	Lukka Digital Asset Median Reference Rate – Uniswap - U.S. Dollar
USDC	Lukka Digital Asset Median Reference Rate - USD Coin - U.S. Dollar

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Please retain this Supplement with your Prospectus.

ETF1277-040

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